EXHIBIT 99.1

GOLD STANDARD MOVES TO RESOURCE ESTIMATION AT PINION OXIDE GOLD DEPOSIT, CARLIN TREND NEVADA

Last three Phase 1 holes include intercepts of 47.1m of 0.79 g Au/t, 19.8m of 0.88 g Au/t and 25.9m of 0.57 g Au/t

August 6, 2014 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) today announced assay results of the final three  holes from the Pinion Phase 1 drilling program at its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.  These results continue to meet three key objectives of the initial 13 hole drill program: verifying historical drill data, expanding the known limits of the gold mineralization and demonstrating the predictability of GSV’s new geological model.  Data collected during the Phase 1 program, and ongoing geological activities, will enable the completion of the first NI43-101 compliant resource estimate at Pinion, which is expected during the third quarter.

Drilling highlights include:
•	PIN14-10, an RC infill hole between historic RC holes SB-123 (9.2m of 1.00 g Au/t) and SB-072 (18.3m of 0.44 g Au/t), returned 25.9m of 0.57 g Au/t.
•	PIN14-12, a core hole in the North Zone, returned 47.1m of 0.79 g Au/t. This hole successfully twinned and verified results from historical RC hole CPR-30 (51.8m of 0.74g Au/t).
•	PIN14-13, a 65m easterly RC stepout from SB-073 (18.3m of 1.64 g Au/t), returned 19.8m of 0.88g Au/t. This oxidized mineralization remains open in multiple directions.

Key Observations:
•
The targeted multilithic, dissolution collapse breccia host was intersected in all thirteen Phase 1 drill holes.  Gold mineralization in these holes is continuous and widespread within this highly permeable, silicified, and oxidized breccia which is favorably sandwiched between relatively impermeable silty micrite of the overlying Mississippian Tripon Pass Formation and thick-bedded calcarenite of the underlying Devil’s Gate Formation (click the following link for Pinion Phase 1 drill hole map and cross section: http://goldstandardv.com/proposed-pinion-holes/).

•
Gold bearing intercepts in PIN14-10 and PIN14-13 expanded the lateral extent of the breccia hosted gold zone and demonstrate the upside exploration potential for continuous oxidized gold mineralization between the North and Main Zones.  This area between the zones is characterized by a limited number of widely-spaced historic drill holes that tested the multilithic, dissolution collapse breccia host.

Drill results are as follows:

Drill Hole	Method	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
PIN14-10	RC	-90	187.5	115.8 – 141.7	25.9	0.57
				157.0 – 158.5	1.5	0.42
PIN14-12	Core	-90	128.7	66.3 – 113.4	47.1	0.79
PIN14-13	RC	-90	253.0	172.2 – 192.0	19.8	0.88
Including				181.4 – 187.5	6.1	1.66
** Gold intervals reported in this table were calculated using a 0.20 g Au/t cutoff.  Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 85% of drilled thicknesses.

In addition to the Phase 1 results, Gold Standard has been systematically collecting and compiling geologic data for the Pinion deposit.  Since purchasing and consolidating the remaining portion of the Pinion gold deposit (see Gold Standard news release dated March 5, 2014) GSV geologists have relogged 174 historic RC and core holes, completed 21 east-west and 6 north-south cross sections, collected 171 samples for specific gravity determinations from 12 historic and four Gold Standard core holes, and completed detailed geologic mapping of the Pinion area.  These technical data have been delivered to APEX Geoscience of Edmonton, Alberta for completion of an initial NI 43-101 compliant resource estimate.  Completion of this work is expected in the third quarter.

Mac Jackson, Gold Standard’s Vice President of Exploration stated, “These drill results from our Phase 1 program at Pinion give us tremendous confidence that our new geologic model and database will support our primary goal of generating a NI 43-101 resource estimate.  Equally as important, our detailed geological and geophysical work has resulted in the identification of several new targets, showing Pinion to be a strong gold system with upside potential and room to grow in multiple directions.  We are excited to begin Phase 2 drilling and test these new targets as soon as we receive the resource estimate from our independent consultants.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the Company’s facility in Elko, NV and one half was sent to the lab for analysis and the other half retained in the original core box. A blank, quarter core duplicate or certified reference material was inserted approximately every tenth sample. The samples are delivered to ALS Minerals preparation facility in Elko, NV. The samples are crushed and pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver. Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.    All other elements are determined by ICP analysis. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The recent Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package in the Carlin Trend. Gold Standard is moving towards building NI 43-101 compliant gold resources at both the near surface, oxide-gold Pinion deposit and the classic Carlin style, North Bullion gold deposit in 2014.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com